Securities and Exchange Commission
November 8, 2018

D: +852 2532 3783 szhao@cgsh.com

November 8, 2018

VIA EDGAR AND OVERNIGHT COURIER

Michael Clampitt

Eric Envall

Hugh West

Cara Lubit
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	Weidai Ltd. Filing of Amendment No. 3 and Amendment No. 4 to Registration Statement on Form F-1 (File No: 333-226790) on November 7 CIK No. 0001734902

Dear Mr. Clampitt, Mr. Envall, Mr. West, and Ms. Lubit:

On behalf of our client, Weidai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing this letter in response to the enquiry we received from the Securities and Exchange Commission (the “Commission”) dated November 8, 2018, asking us to explain the reason for filing the Company’s registration statement on Form F-1 (the “Registration Statement”) twice on November 7, 2018. Please see below for a description of the events.

Securities and Exchange Commission
November 8, 2018

On November 7, 2018, at 15:40:38 (EST), the printing company, on behalf of all parties, filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Upon review, Amendment No. 3 was discovered to have been erroneously filed by the printing company due to the fact that it did not reflect certain changes which had already been processed, reviewed and signed-off on by all parties. After this mistake was discovered and in order to correct such mistake, all parties instructed the printing company to file Amendment No. 4 to the Registration Statement on November 7, 2018, at 17:30:33 (EST), in order to replace Amendment No. 3 in its entirety.

For further information regarding these events, we have included as Annex A to this letter the relevant e-mail correspondence with the printing company.

*  *  *  *

Securities and Exchange Commission
November 8, 2018

Annex A

From: [redacted]
Sent: Thursday, November 8, 2018 4:50 PM
To: Zhao, Shuang <szhao@cgsh.com>
Subject: Project LT

Dear Shuang,

On behalf of our firm, please allow me to apologize for the blatant error which occurred on your clients IPO. I have attached as PDF the very clear instructions given to us by your team to remove Credit Suisse and the updated file reflecting that change which was made by our team. Simply put there is no excuse other than that this was human error from our side. Unfortunately, one of the members of the filing team did not follow our strict SOP which would mitigate this type of error occurring. By doing so, the individual managed to extract the outdated file for upload and filing just minutes before the correct version went into effect.

Below is a sequence of the incident as it transpired:

Time	Incidence	Response / Action taken
0349 HKT	We received amendments to remove Credit Suisse logo and related information (x 3pages) - See attached [Markups to remove CS]	Process
0404 HKT	Revised pages ready for circulation	Sent the revised pages back to client
0408 HKT	CGSH confirmed to file	Toppan's project management team notified the EDGAR Team to file
0415 HKT	EDGAR Team confirmed received OKTF	Preparation and transmission of SEC files
0449 HKT	Document filed and sent submission notice (F-1/A3)	Sent submission notice to client
0509 HKT	CGSH started to call and also email us indicating the EDGAR version is wrong and that it still contained the Credit Suisse name	Toppan's project management team immediately asked the EDGAR Team to investigate
0534 HKT	EDGAR team realized file for upload was not latest version	Toppan's project management team explained to CGSH that we can't pull anything from the SEC website and need to do the amendment filing to rectify the problem
0552 HKT	CGSH sent markups for the amendment filing (F-1/A4)	Toppan's project management team put in into process
0615 HKT	CGSH originally wanted to include the explanatory note but eventually decided against it	Filed immediately after all the changes were complete
0630 HKT	Filed (F-1/A4)	Sent the SEC acceptance message to CGSH

Future assurance: moving forward and with anticipation of the IPO going effective, we will have only the most experienced individuals work on the transaction with absolute adherence to our SOPs. Priority, preferential service. Furthermore, I will make myself personally available 24hrs a day until the completion of the IPO.

Should you have further questions or comments please let me know. Likewise, please know that on behalf of the management team, I will make myself available should you or any other group wish to meet in person.

Respectfully yours,

[redacted]

[redacted]
Chief Business Development Officer

Securities and Exchange Commission
November 8, 2018

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner